Exhibit (1)


                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES




                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------
                                                                      PAGE
                                                                      ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                              F-2

CONSOLIDATED:
     BALANCE SHEETS
         DECEMBER 31, 2000 AND 1999                                   F-3

     STATEMENTS OF INCOME
         YEARS ENDED DECEMBER 31, 2000 AND 1999                       F-4

     STATEMENTS OF COMPREHENSIVE INCOME
         YEARS ENDED DECEMBER 31, 20000 AND 1999                      F-5

     STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
         YEARS ENDED DECEMBER 31, 2000 AND 1999                       F-6

     STATEMENTS OF CASH FLOWS
         YEARS ENDED DECEMBER 31, 2000 AND 1999                       F-7

     NOTES TO FINANCIAL STATEMENTS                                    F-8/21



                                      * * *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Stockholders
Menlo Acquisition Corporation and Subsidiaries


We have audited the accompanying consolidated balance sheets of MENLO ACQUISITION CORPORATION AND SUBSIDIARIES as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Menlo Acquisition Corporation and Subsidiaries as of December 31, 2000 and 1999, and their consolidated results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                                   /s/ J.H. Cohn, LLP


Roseland, New Jersey
February 9, 2001

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999

                      ASSETS                           2000               1999
                      ------                           ----               ----
Current assets:
    Cash and cash equivalents                      $2,195,494        $1,182,079
    Investments in marketable securities              246,563           722,400
    Accounts receivable:
       Trade, net of allowance for doubtful
          accounts of $618,329 and $614,315         3,218,867         3,879,474
       Unbilled receivables                            57,770            65,269
       Affiliates                                                       109,545
    Deferred tax assets, net                           25,651            34,276
    Prepaid expenses and other current assets         116,175            99,855
                                                  -----------       -----------
              Total current assets                  5,860,520         6,092,898
Property, equipment and furnishings, net of
   accumulated depreciation of $1,426,737 and
   $964,903                                         3,217,649         1,087,663
Other assets                                           80,119            66,989
                                                  -----------       -----------

              Totals                               $9,158,288        $7,247,550
                                                   ==========        ==========

   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------
Current liabilities:
    Current portion of long-term debt              $   24,028        $  106,248
    Accounts payable                                  741,213           942,071
    Customer deposits                                 440,137           444,685
    Accrued expenses and other liabilities            524,991           443,401
                                                  -----------       -----------
              Total current liabilities             1,730,369         1,936,405
Long-term debt, noncurrent portion                  1,166,572           168,231
                                                  -----------       -----------
              Total liabilities                     2,896,941         2,104,636
                                                  -----------       -----------

Commitments and contingencies

Stockholders' equity:
    Preferred stock, $.0001 par value;
       2,000,000 shares authorized; none issued         -                  -
    Common stock, $.0001 par value; 40,000,000
       shares authorized; 5,263,348 shares
       issued and outstanding                             526               526
    Additional paid-in capital                      4,312,662         4,312,662
    Retained earnings                               1,908,786           803,291
    Accumulated other comprehensive income -
       unrealized holdings gain on marketable
       securities, net of income taxes of
       $26,249 and $17,624                             39,373            26,435
                                                  -----------        -----------
              Total stockholders' equity            6,261,347         5,142,914
                                                  -----------        -----------

              Totals                               $9,158,288        $7,247,550
                                                   ==========        ===========

See Notes to Consolidated Financial Statements.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2000 AND 1999




                                                     2000               1999
                                                     ----               ----

Gross revenue                                    $15,176,843        $13,594,524
Direct project costs and other costs of
  operations                                       5,745,950          5,242,744
                                                ------------       ------------
Net revenue                                        9,430,893          8,351,780
                                               -------------       ------------

Expenses:
     Labor and related expenses                    2,190,429          1,854,753
     Selling, general and administrative           5,660,678          5,166,039
                                                ------------       ------------
              Totals                               7,851,107          7,020,792
                                                ------------       ------------

Income from operations                             1,579,786          1,330,988
                                                ------------       ------------

Other income (expense):
     Interest                                         (7,687)           (33,695)
     Administrative fee income                        36,000             42,000
     Sundry, principally investment income           200,648             86,281
                                                ------------       ------------
              Totals                                 228,961             94,586
                                                ------------       ------------

Income before provision for income taxes           1,808,747          1,425,574

Provision for income taxes                           703,252            563,844
                                                ------------       ------------

Net income                                       $ 1,105,495         $  861,730
                                                ============       ============

Basic earnings per share                               $.21               $.16
                                                       ====              =====

Basic weighted average common shares
   outstanding                                     5,263,348          5,263,348
                                                   =========          =========













See Notes to Consolidated Financial Statements.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                     YEARS ENDED DECEMBER 31, 2000 AND 1999




                                                         2000            1999
                                                         ----            ----

Net income                                            $1,105,495       $861,730

Other comprehensive income - unrealized holding gain
on marketable securities, net of income taxes of
$8,625 and $17,624                                        12,938         26,435
                                                       ---------       --------

Comprehensive income                                  $1,118,433       $888,165
                                                      ==========       ========


































See Notes to Consolidated Financial Statements.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                            Unrealized
                                                             Holding
                       Common Stock   Additional             Gain on
                       ------------     Paid-in   Retained  Marketable
                     Shares   Amount    Capital   Earnings  Securities   Total
                     ------   -----     -------   --------  ----------   -----
Balance
 January 1, 1999    5,000,000  $500  $4,262,688  $ (58,439)          $4,204,749

Effect of reverse
 acquisition          263,348    26      49,974                          50,000

Unrealized holding
 gain, net of income
 taxes of $17,624                                           $26,435      26,435

Net income                                         861,730              861,730
                    ---------  ----  ----------  ---------  -------   ----------
Balance
 December 31, 1999  5,263,348   526   4,312,662    803,291   26,435   5,142,914

Unrealized holding
 gain, net of income
 taxes of $8,625                                            $12,938      12,938

Net income                                       1,105,495            1,105,495
                    ---------  ----  ----------  ---------  -------   ----------

Balance, December
 31, 2000           5,263,348  $526  $4,312,662 $1,908,786  $39,373  $6,261,347
                    =========  ====  ==========  =========  =======  ===========

















See Notes to Consolidated Financial Statements.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                         2000           1999
                                                         ----           ----

Operating activities:
  Net income                                          $1,105,495      $861,730
  Adjustments to reconcile net income
     to net cash provided by operating activities:
     Depreciation and amortization                       478,029       414,683
     Bad debts                                           115,000       130,000
     Loss on sale of equipment                             1,104
     Deferred income taxes                                             (59,200)
     Changes in operating assets and liabilities:
        Accounts receivable:
           Trade                                         545,607       823,248
           Unbilled receivables                            7,499        42,007
           Affiliates                                    109,545       175,418
        Prepaid expenses and other current assets        (16,320)      (17,662)
        Other assets                                     (22,297)       20,897
        Accounts payable                                (200,858)      331,870
        Customer deposits                                 (4,548)      (78,040)
        Accrued expenses and other liabilities            81,590       207,324
                                                      ----------   -----------
           Net cash provided by operating activities   2,199,846     2,852,275
                                                      ----------   -----------
Investing activities:
   Purchase of property, equipment and furnishings    (1,400,952)     (482,504)
   Proceeds from sale of equipment                         1,000
   Repayments of advances to affiliate                                  27,001
   Redemption (purchase) of marketable securities, net   497,400      (678,341)
                                                     -----------   -----------
           Net cash used in investing activities        (902,552)   (1,133,844)
                                                     -----------   -----------

Financing activities:
   Repayment of note payable - bank and
      long-term debt                                    (283,879)     (506,249)
   Repayment of advances from stockholder                              (54,825)
                                                     -----------   -----------
           Net cash used in financing activities        (283,879)     (561,074)
                                                     -----------   -----------

Net increase in cash and cash equivalents              1,013,415     1,157,357
Cash and cash equivalents, beginning of year           1,182,079        24,722
                                                     -----------  ------------

Cash and cash equivalents, end of year                $2,195,494    $1,182,079
                                                      ==========    ==========

Supplemental disclosure of cash flow data:
     Interest paid                                    $    7,687    $   33,695
                                                      ==========    ==========

     Income taxes paid                                $  786,777    $  571,763
                                                      ==========    ==========



See Notes to Consolidated Financial Statements.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1  -  Business activities and reverse acquisition:
               Business activities:
                  Menlo Acquisition Corporation ("Menlo") is a publicly-traded Delaware corporation formerly doing business as Focus Surgery, Inc. ("Focus"). Menlo has become a holding company engaged in acquiring other operating businesses. Prior to the consummation of the Second Amended Plan of Reorganization in March 1999, which is further described below, Focus specialized in the research and development of techniques and equipment used in noninvasive surgeries. On February 9, 1996, Focus filed a petition for relief under Chapter 11 of the Bankruptcy Code. In August 1996, while in bankruptcy, Focus sold substantially all of its assets to an unrelated company. As part of the sale, Focus transferred all rights to the "Focus Surgery, Inc." name to the buyer and amended its Articles of Incorporation to change its name to Menlo Acquisition Corporation.

                  Environmental Waste Management Associates, LLC, a New Jersey limited liability company ("EWMA, LLC"), and Environmental Waste Management Associates, Inc., a New Jersey corporation ("EWMA, Inc."), are environmental consulting firms providing a broad range of environmental services related to the investigation and remediation of hazardous waste sites. EWMA, LLC and EWMA, Inc. are referred to collectively as "EWMA." EWMA has offices in Parsippany and West Windsor, New Jersey and Englewood, Colorado.

                  Integrated Analytical Laboratories, LLC, a New Jersey limited liability company ("IAL, LLC"), and Integrated Analytical Laboratories, Inc., a New Jersey corporation ("IAL, Inc."), are firms providing analytical laboratory services to the environmental and pharmaceutical industries. IAL, LLC and IAL, Inc. are referred collectively as "IAL." IAL is located in Randolph, New Jersey.

                  EWMA, LLC, EWMA, Inc., IAL, LLC and IAL, Inc. are referred to collectively as the "Acquired Entities." They were related by common ownership prior to the reverse acquisition described below.

                  Effective January 1, 2001, EWMA, Inc. and IAL, Inc., which had no operations but primarily provided payroll services for other members of the consolidated group, were merged into EWMA, LLC and IAL, LLC, respectively.

               Reverse acquisition:
                  On March 10, 1999, Menlo and the Acquired Entities consummated certain transactions pursuant to the Second Amended Plan of Reorganization filed with the Bankruptcy Court on August 12, 1998 and approved on August 26, 1998. Menlo converted all of its outstanding shares of existing common stock to 263,348 shares of new common stock with a par value of $.0001 per share. Additionally, Menlo issued 5,000,000 shares of new common stock in exchange for 99% of the equity interest in the Acquired Entities (the "Acquisition"). During the year ended December 31, 2000, Menlo purchased the remaining 1% interest in the Acquired Entities from an affiliated party for the nominal amount of $1.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1 - Business  activities  and  reverse  acquisition  (concluded):
               Reverse acquisition (concluded):
                  As a result of the Acquisition and the subsequent purchase of the remaining 1% interest, the Acquired Entities became wholly-owned subsidiaries of Menlo and the former owners and members of the Acquired Entities became the owners of approximately 95% of the 5,263,348 shares of common stock of Menlo outstanding upon the consummation of the Acquisition. Stockholders of Menlo prior to the Acquisition comprised the ownership of the remaining 5% of outstanding shares at the date of the Acquisition. The transaction was treated for accounting purposes as a "purchase business combination" and a "reverse acquisition" effective as of March 10, 1999 in which Menlo was the legal acquirer and the Acquired Entities were the accounting acquirer. Accordingly, the assets and liabilities of the accounting acquirer (the Acquired Entities) were accounted for at their historical carrying values as of March 10, 1999.

                  As further explained in Note 3, the fair value of the 263,348 shares of Menlo common stock ($50,000) issued became the total cost of the acquisition of Menlo.

                  The accompanying consolidated statements of income for the years ended December 31, 2000 and 1999 reflect the results of operations of the Acquired Entities for all periods and of Menlo subsequent to the Acquisition on March 10, 1999. Prior to the Acquisition, Menlo was in bankruptcy and had limited operating activities.


Note 2 - Summary of significant accounting policies and concentrations of credit risk:
               Principles of consolidation:
                  The accompanying consolidated financial statements include the accounts of Menlo, the Acquired Entities and their other subsidiaries formed after March 10, 1999. All significant intercompany accounts and transactions have been eliminated in consolidation. As used herein, the "Company" refers to Menlo, the Acquired Entities and their other subsidiaries, collectively.

               Use of estimates:
                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

               Revenue recognition:
                  Revenue is recognized as services are provided.

               Cash equivalents:
                  Cash equivalents include all highly liquid investments with a maturity of three months or less when acquired.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 2 - Summary of significant accounting policies and concentrations of credit risk (continued):
               Allowance for doubtful accounts:
                  The Company establishes an allowance for uncollectible accounts receivable based on historical collection experience and management's evaluation of collectibility of outstanding accounts receivable.

               Concentrations of credit risk:
                  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions. At times, the Company's cash and cash equivalents exceed the current insured amount under the Federal Deposit Insurance Corporation of $100,000. At December 31, 2000, the Company had cash and cash equivalent balances that exceed Federally insured limits by approximately $1,512,000. Concentrations of credit risk with respect to accounts receivable are limited as the Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses. Management does not believe that significant credit risk exists at December 31, 2000.

               Investments in marketable securities:
                  Investments in marketable debt and equity securities classified as "available for sale" are recorded at fair value. Pursuant to Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," unrealized holding gains and losses are reported annually as other comprehensive income or loss in the consolidated statements of comprehensive income and cumulative unrealized holding gains and losses, net of related income tax effects, are reported as a separate component of stockholders' equity in the consolidated balance sheets.

               Property, equipment and furnishings:
                  Property, equipment and furnishings are stated at cost, net of accumulated depreciation. Depreciation is provided using primarily the straight-line method over the estimated useful lives of the assets.

               Goodwill:
                  Goodwill, which is included in other assets, is comprised of costs in excess of net assets of acquired businesses that are being amortized on a straight-line basis over estimated useful lives of 10 years.

               Advertising:
                  The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amounted to $161,981 and $136,548 in 2000 and 1999, respectively.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 2 - Summary of significant accounting policies and concentrations of credit risk (continued):
               Impairment of long-lived assets:
                  The Company applies the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", ("SFAS 121") to its long-lived assets. Under SFAS 121, impairment losses on long-lived assets, such as goodwill and property, equipment and furnishings, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

               Income taxes:
                  The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

               Stock based compensation:
                  In accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", the Company will recognize compensation costs as a result of the issuance of stock options to employees based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the exercise price. Therefore, the Company will not be required to recognize compensation expense as a result of any grants of stock options at an exercise price that is equivalent to or greater than fair value. The Company will also make pro forma disclosures, as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), of net income or loss using the fair value based Black-Scholes option pricing method if such amounts differ materially from the historical amounts.

                  Transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 2 - Summary of significant accounting policies and concentrations of credit risk (concluded):
               Earnings per share:
                  The Company presents "basic" earnings per common share and, if applicable, "diluted" earnings per common share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Basic earnings per common share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable upon the exercise of stock options, were issued during the period.

                  For the years ended December 31, 2000 and 1999, diluted earnings per share have not been presented because there were no additional shares derived from the assumed exercise of stock options and the application of the treasury stock method. Such potentially dilutive securities, however, could dilute basic earnings per share in the future.

               Recent accounting pronouncements:
                  The Financial Accounting Standards Board and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants had issued certain accounting pronouncements as of December 31, 2000 that will become effective in subsequent periods; however, management of the Company does not believe that any of those pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect during the years ended December 31, 2000 and 1999, and it does not believe that any of those pronouncements will have any significant impact on the Company's financial statements at the time they become effective.


Note 3 - Purchase business combination:
               The Acquisition, as described in Note 1, has been accounted for as a purchase business combination and a reverse acquisition in which the Acquired Entities were the accounting acquirer and Menlo was the legal acquirer. As noted previously, Menlo was in bankruptcy and had limited assets and liabilities at the date of the Acquisition. The cost of the Acquisition totaled $50,000, inclusive of professional fees, and pursuant to the purchase method of accounting, the initial cost of acquiring Menlo, which exceeded the fair value of the net assets acquired by $50,000, was allocated to goodwill and is included in other assets in the accompanying consolidated balance sheets.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Investments in marketable securities:
               At  December  31, 2000 and 1999,  the  Company's  investments  in marketable securities, all of which were classified as available-for-sale, consisted of government agency debt securities and equity securities as follows:

                                       2000                      1999
                             -----------------------   -------------------------
                              Cost or                    Cost or
                             Amortized                  Amortized
                               Cost       Fair Value      Cost        Fair Value
                            ---------     ----------    ---------     ----------
           Debt securities
           (maturing within
           1 year)                                       $497,400       $497,400
           Equity securities  $180,941     $246,563       180,941        225,000
                              --------     --------     ---------      ---------

                      Totals  $180,941     $246,563      $678,341       $722,400
                              ========     ========      ========       ========


Note 5 - Property, equipment and furnishings:
          Property, equipment and furnishings consist of the following:

                                 Range of
                                Estimated
                               Useful Lives          2000          1999
                               ------------       ---------     ---------
          Land                                 $    158,235
          Building                40 years        1,730,008
          Equipment              5-7 years        2,227,155     $1,603,202
          Furniture and fixtures   7 years          167,683        164,232
          Vehicles                 5 years          206,842        130,669
          Leasehold improvements   7 years          154,463        154,463
                                                 ----------      ---------
                                                  4,644,386      2,052,566
          Less accumulated depreciation           1,426,737        964,903
                                                 ----------     ----------

             Totals                              $3,217,649     $1,087,663
                                                 ==========     ==========

          Depreciation expense amounted to $468,862 and $414,683 in 2000 and 1999, respectively.


Note 6 - Notes payable - bank:
               The Company has a committed line of credit agreement with Summit Bank in the amount of $1,000,000. In addition, it has a $750,000 line of credit available for either the purchase or refinance of equipment. Outstanding borrowings bear interest at the prime rate less .5% (an effective rate of 9% at December 31, 2000). At December 31, 2000, the Company had no outstanding borrowings under either line of credit. The line of credit agreements contain certain covenants, the most restrictive of which include the maintenance of a maximum debt coverage ratio, as defined. At December 31, 2000, the Company was in compliance with all financial covenants associated with the agreements. Outstanding borrowings are collateralized by substantially all of the Company's assets.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 6 - Notes payable - bank (concluded):
               The Company had a committed line of credit agreement with PNC Bank in the amount of $750,000 which expired on April 30, 2000. Outstanding borrowings under that line bore interest at the prime rate plus .75% (an effective rate of 9.5% at December 31, 1999). At December 31, 1999, the Company had no outstanding borrowings under this line. Outstanding borrowings were collateralized by substantially all of the Company's assets and were guaranteed by the principal stockholder.


Note 7 - Long-term debt:
               At December 31, 2000, long-term debt was comprised of obligations totaling $1,190,600 that represented the remaining balance of a mortgage note with an original principal balance of $1,200,000. The mortgage note was issued during the year ended December 31, 2000 by Norcrown Bank in connection with the purchase from an unaffiliated third party of a facility used in the Company's laboratory testing operations for total consideration of $1,850,000. The issuance of the mortgage note was a noncash transaction that is not reflected in the accompanying consolidated statement of cash flows for the year ended December 31, 2000. The mortgage note is payable in monthly installments of $10,605 (based on a 20-year amortization schedule) including interest at 8.75% until July 1, 2005 at which time the remaining outstanding balance is due. Subject to certain conditions, the mortgage may be extended for an additional five years at an interest rate of 250 basis points above the then Current Index Rate, as defined. Future mortgage principal payments in each of the five years subsequent to December 31, 2000, assuming the mortgage note is not extended, are as follows: $24,028 in 2001; $26,215 in 2002; $28,603 in 2003; $31,208 in 2004; and $1,080,546
               in 2005.

               The terms of the mortgage note require the Company to meet certain financial covenants, as defined. The Company was in compliance with those covenants at December 31, 2000.

               At December 31, 1999, long-term debt was comprised of obligations totaling $274,479 under a term loan that was originally payable in monthly installments of $8,854 plus interest at 200 basis points over the bank's four year cost of funds rate (an effective rate of 7.9%) through July 2002. The remaining outstanding balance was repaid in May 2000. The loan was collateralized by substantially all of the Company's assets and guaranteed by the principal stockholder.


Note 8 - Retirement plan:
               The Company maintains a retirement plan qualifying under Section 401(k) of the Internal Revenue Code which allows eligible employees to defer a portion of their income through contributions to the plan. The Company makes contributions to the plan for the benefit of the employees subject to certain limitations. The Company's contributions amounted to $115,964 and $78,220 in 2000 and 1999, respectively.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 9 - Income taxes:
               The historical provisions and credits for income taxes shown in the accompanying consolidated statements of income for the years ended December 31, 2000 and 1999 were comprised of the following:

                                                      2000          1999
                                                     -----         -----

                    Federal:
                         Current                    $552,644      $475,742
                         Deferred                                  (40,200)
                                                   ---------     ---------
                             Totals                  552,644       435,542
                                                   ---------     ---------

                    State:
                         Current                     150,608       140,002
                         Deferred                                  (11,700)
                                                   ---------     ---------
                             Totals                  150,608       128,302
                                                   ---------     ---------

                             Totals                 $703,252      $563,844
                                                    ========      ========


               The provisions for income taxes in 2000 and 1999 differ from the amounts computed using the Federal statutory rate of 34% as a result of the following:


                                                              2000      1999
                                                              ----      ----

              Expected provision at Federal statutory rate     34%       34%
              Effect of state income taxes, net of Federal
              income tax effect                                 5         6
                                                               --        --

              Effective tax rate                               39%       40%
                                                               ==        ==

               The Company's pre-tax income during the period from January 1, 1999 to March 10, 1999 (the date of the Acquisition) was generated by the Acquired Entities which were either limited liability companies that were not subject to income taxes or "S" Corporations that were only subject to state income tax at a reduced rate. However, the Company's pre-tax income for that period was not material and, accordingly, the aforementioned exemptions from income taxes did not materially change the effective tax rate for the year ended December 31, 1999.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 9 - Income taxes (concluded):
               At December 31, 2000 and 1999, current deferred tax assets, net, were attributable to the following:

                                                             2000         1999
                                                             ----         ----

  Deferred tax assets - allowance for doubtful accounts    $51,900      $51,900
  Deferred tax liabilities - unrealized holding gains on
       marketable securities                               (26,249)     (17,624)
                                                          --------      --------

  Current deferred tax assets, net                         $25,651      $34,276
                                                           =======      =======


Note 10- Related party transactions:
               During 2000 and 1999, the Company had the following transactions with affiliated companies which are wholly-owned or substantially owned by the Company's principal stockholder:


                                                           2000          1999
                                                           ----          ----

                Laboratory fees (income)               $  76,954     $  82,717
                Consulting fees (income)                 174,219       126,407
                Administrative fees (income)              36,000        42,000
                Interest (income)                          6,745
                Subcontractor fees (expense)               9,099        55,683

               In-Situ  Oxidative  Technologies  ("ISOTEC")  is owned 50% by Dr.
               Richard S. Greenberg, Menlo's Chairman and Chief Executive Officer, and 50% by an unrelated third party. ISOTEC is in the business of remediating contaminated properties using a proprietary in-situ treatment program. The services performed by ISOTEC are similar in nature to those provided by the operating segments of Menlo. During 2000 and 1999, EWMA and IAL generated revenue directly from transactions with ISOTEC of approximately $251,000 and $183,000, respectively. Additionally, the similar nature of ISOTEC's services has enabled EWMA to obtain contracts and generate revenues with unrelated customers in the past and may potentially enable it to continue to do so in the future.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10- Related party transactions (concluded):
               On December 6, 1999, Menlo agreed to make advances to provide ISOTEC with up to $250,000 in operating capital. An unrelated party also agreed to make advances to ISOTEC in amounts equal to any advances made by Menlo. Advances to ISOTEC bear interest at 6% and are payable on demand. As of the date of this agreement, Menlo had a receivable of approximately $195,000 for services it had previously provided to ISOTEC which ISOTEC agreed to repay in full. In addition, Menlo was granted the opportunity to purchase up to 50% of the equity interest in ISOTEC pursuant to the terms set forth below. Selling, general and administrative expenses in 1999 include a charge of $80,000 for the write-off of Menlo's advances to ISOTEC based on its then deteriorating financial condition. Selling, general and administrative expenses in 2000 include a credit of $80,000 as a result of improvements in ISOTEC's financial condition and the full repayment of the advances. There were no outstanding advances as of December 31, 2000. The agreement expires on June 30, 2001.

               Under the agreement, Menlo is granted an option to purchase 20% of Dr. Greenberg's ownership interest in ISOTEC (which is equivalent to a 10% equity interest in ISOTEC) for each $50,000 or portion thereof it advances to ISOTEC. The options are exercisable through June 30, 2001 at a price of $1,000 per option. Since Menlo had advanced a total of $80,000 to ISOTEC during 1999, it holds, as of December 31, 2000, two options to purchase a total of 40% of Dr. Greenberg's interest in ISOTEC (which is equivalent to a 20% equity interest in ISOTEC) for $2,000.


Note 11- Commitments and contingencies:
               Lease commitments:
                  The Company is obligated under noncancelable leases for office space, storage space and laboratory facilities at several locations in New Jersey, one of which is a building owned by the principal stockholder. The leases expire at various dates through August 2007 and require the Company to pay minimum annual rentals plus its pro rata share of common area maintenance, real estate taxes, insurance, utilities and other occupancy costs, as defined. Rent expense, including allocated pro rata charges, amounted to $496,430 and $489,404 in 2000 and 1999, respectively, inclusive of $310,772 and $290,539, respectively, paid to the principal stockholder. Future minimum lease payments in each of the next five years subsequent to December 31, 2000 and in the aggregate are as follows:

                    Year Ending    Nonrelated       Principal
                   December 31,     Parties        Stockholder          Total
                   ------------    ----------      -----------          -----
                         2001       $ 70,900         $305,578        $ 376,478
                         2002         70,900          305,578          376,478
                         2003         72,200          305,578          377,778
                         2004         73,500          305,578          379,078
                         2005         35,100          305,578          340,678
                         Thereafter                   483,833          483,833
                                    --------       ----------       ----------

                             Totals $322,600       $2,011,723       $2,334,323
                                    ========       ==========       ==========

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 11- Commitments and contingencies (concluded):
               Litigation:
                  In the ordinary course of business, the Company is both a plaintiff and defendant in various legal proceedings. In the opinion of management, resolution of these claims is not expected to have a material adverse effect on the consolidated financial position or results of operations of the Company.


Note 12- Fair value of financial instruments:
                Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. In assessing the fair value of cash and cash equivalents, accounts receivable and accounts payable, management determined that they were carried at values that approximated their fair values because of their liquidity and/or their short-term maturities and long-term debt was carried at values that approximated their fair values because they had interest rates equivalent to those currently prevailing for financial instruments with similar characteristics.


Note 13- Business segments:
               The Company is reporting segment revenue and income from operations in the same format reviewed by the Company's management (the "management approach"). The Company has two reportable segments. The "consulting" segment provides consulting, remedial and disposal services. The "lab" segment provides services related to laboratory testing of soil and water for environmental hazards, as well as testing for the pharmaceutical industry. Additionally, revenue and expenses (primarily legal, accounting and administrative) related directly to the operations of Menlo are reported under the heading of "Holding".

               Revenue,   income  from  operations  and  other  related  segment
               information follows:


                                                    2000            1999
                                                    ----            ----
             Gross revenue:
                  Consulting - Third Party     $  9,661,984    $  9,287,714
                  Lab - Third Party               5,514,859       4,306,810
                  Lab - Inter-segment               851,402         861,975
                  Holding - Inter-segment         1,166,381         861,730
                  Inter-segment                  (2,017,783)     (1,723,705)
                                              -------------   -------------

                      Totals                    $15,176,843     $13,594,524
                                                ===========     ===========

             Direct project costs and other costs of operations:
                  Consulting                   $  3,858,932    $  3,693,389
                  Lab                             2,738,420       2,411,330
                  Inter-segment                    (851,402)       (861,975)
                                             --------------   -------------

                      Totals                   $  5,745,950    $  5,242,744
                                               ============    ============

          MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 13- Business segments (continued):


                                                    2000          1999
-                                                   ----          ----

             Expenses:
                  Consulting                   $  5,814,005    $  5,308,060
                  Lab                             2,526,943       2,272,709
                  Holding                           189,355
                  Inter-segment                    (679,196)       (559,977)
                                               ------------    ------------

                      Totals                   $  7,851,107    $  7,020,792
                                               ============    ============

             Income (loss) from operations:
                  Consulting                 $      (10,953)  $     286,265
                  Lab                             1,100,898         484,746
                  Holding                           977,026         861,730
                  Inter-segment                    (487,185)       (301,753)
                                             --------------   -------------

                          Totals               $  1,579,786    $  1,330,988
                                               ============    ============

             Other income (expense):
                  Consulting                  $     814,834   $     636,265
                  Lab                                39,918          18,298
                  Holding                            53,405
                  Inter-segment                    (679,196)       (559,977)
                                             --------------   -------------

                          Totals              $     228,961   $      94,586
                                              =============   =============

             Income (loss) before provision for income taxes:
                  Consulting                  $     803,881   $     922,530
                  Lab                             1,140,816         503,044
                  Holding                         1,030,431         861,730
                  Inter-segment                  (1,166,381)       (861,730)
                                              -------------   -------------

                          Totals               $  1,808,747    $  1,425,574
                                               ============    ============
             Provision for income taxes:
                  Consulting                   $    327,558   $     364,297
                  Lab                               450,758         199,547
                  Holding                           703,252         563,844
                  Inter-segment                    (778,316)       (563,844)
                                               ------------   -------------

                          Totals               $    703,252   $     563,844
                                               ============   =============
             Net income (loss):
                  Consulting                   $    476,323   $     558,233
                  Lab                               690,058         303,497
                  Holding                           327,179         297,886
                  Inter-segment                    (388,065)       (297,886)
                                               ------------  -------------

                          Totals                $ 1,105,495   $     861,730
                                                ===========   =============
                                      F-19

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 13- Business segments (concluded):


                                            2000                 1999
                                            ----                 ----

         Assets:
              Cash, cash equivalents and
              marketable securities:
                  Consulting             $    716,517        $  1,033,900
                  Lab                         402,955             870,579
                  Holding                   1,322,585
                                         ------------        ------------
                      Totals                2,442,057           1,904,479
                                         ------------        ------------

              Accounts receivable - net:
                  Consulting              $ 2,199,949         $ 3,037,305
                  Lab                       1,076,688           1,036,390
                  Inter-segment                                   (19,407)
                                         ------------      --------------
                      Totals                3,276,637           4,054,288
                                         ------------        ------------

              Property, equipment and funishings, net:
                  Consulting                  391,130             397,189
                  Lab                       2,826,519             690,474
                                         ------------       -------------

                      Totals                3,217,649           1,087,663
                                         ------------        ------------

              Other assets:
                  Consulting                   97,309             133,024
                  Lab                          11,260              18,096
                  Holding                     113,376              84,276
                  Inter-segment                                   (34,276)
                                         ------------      --------------
                      Totals                  221,945             201,120
                                         ------------       -------------

                      Total assets        $ 9,158,288         $ 7,247,550
                                          ===========         ===========


Note 14- Stock option plan:
               Under the Company's Stock Option Plan (the "Plan"), which was approved by the Company's Board of Directors on July 21, 1999 and subsequently ratified by its stockholders, up to 525,000 shares of the Company's common stock may be granted to key personnel in the form of incentive stock options and nonstatutory stock options, as defined under the Internal Revenue Code. Key personnel eligible for these awards include all present and future employees of the Company and individuals who are consultants to the Company as well as nonemployee directors of the Company. Under the Plan, the exercise price of options generally will be the fair market value of the shares on the date of grant. The exercise price of incentive stock options granted to a 10% stockholder, however, will be 110% of the fair market value of the shares on the date of grant. The maximum term of any stock option granted may not exceed ten years (or five years for a 10% stockholder) from the date of grant.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 14- Stock option plan (concluded):
               The Company issued options to key personnel to purchase 87,830 and 57,600 shares in 2000 and 1999, respectively. The options, all of which are outstanding at December 31, 2000, are exercisable through November 2010.

               The compensation cost, pro forma net income and pro forma earnings per common share for 2000 and 1999 determined using the fair value based Black-Scholes method of accounting for the stock options granted in 2000 and 1999, as required by SFAS 123, would not differ materially from the corresponding historical amounts.


Note 15- Preferred stock:
                No shares of preferred stock have been issued as of December 31, 2000. Under the Company's Articles of Incorporation, the Board of Directors, within certain limitations and restrictions, can fix or alter the dividend rights, dividend rate, conversion rights, voting rights and terms of redemption including price and liquidation preferences. As of February 9, 2001, the Board of Directors has not yet fixed any terms to the preferred stock.



                                      * * *


















                                      F-21